Exhibit 99.1
Alcon, Inc.
Slides used for Alcon, Inc.’s Company Information presentation at the
American Academy of Ophthalmologists meeting on October 22, 2004.

Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
Alcon
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Rx Only
Alcon
2.5mL Sterile
VIGAMOX
Alcon
CIPRODEX
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
Systane
OPTI-FREE
Patanol
TRAVATAN
Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 22, 2004, and Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 12, 2004, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com

Reconciliation of Non-GAAP Measures

Reconciliation of Free Cash Flow:

	($Millions)		
	-----Year Ended-----		
	2001	2002	2003
Net cash from operating activities	543.7	701.4	915.4
Net cash from investing activities	(149.3)	(126.9)	(175.7)
Free Cash Flow	394.4	574.5	739.7

Reconciliation of Constant Currency Sales:

	Q3 YTD 2004			
	Total	Surgical	Pharma	Consumer
Reported Sales Growth %	15.9%	15.7%	18.6%	9.3%
% Change From Foreign Currency	3.9%	5.0%	2.8%	3.5%
Constant Currency Sales Growth %	12.0%	10.7%	15.8%	5.8%

Reconciliation of Q3 YTD Diluted Earinings Per Share (EPS):

	Q3 YTD 2004
Reported EPS	2.20
Tax related items recorded in Q2 2004	0.18
EPS Excluding Tax Related Items	2.02

Reconciliation of Diluted Earnings Per Share (EPS) Guidance:

	Lower Estimate	Higher Estimate
EPS Estimate on Reported Basis	2.70	2.73
Tax related items recorded in Q2 2004	(0.18)	(0.18)
EPS Estimate Excluding Tax Related Items	2.52	2.55

Note: Non-GAAP measures provided to help investors better compare results and understand Alcon's core business


Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

Large and Growing Market

2004


Other Consumer Eyecare
Otic Pharma
Contact Lens Care
$1.0
$0.5
$1.7
$6.7
$3.5
Ophthalmic Pharmaceuticals
Ophthalmic Surgical

$13.4

2007


Other Consumer Eyecare
Otic Pharma
Contact Lens Care
Nasal Pharma
$1.2
$0.6
$1.7
$0.4
$9.2
$4.1
Ophthalmic Surgical
Ophthalmic Pharmaceuticals

$17.2

+ 28%

(Dollars in Billions)

Note: Market data based on retail audit data and internal estimates

Markets - Favorable Demographics

Population age 65 plus



Millions of People
1,000
800
600
400
200
0
+25%
+69%
+128%
2000
2010
2020
2030
More Developed
Less Developed

(Millions of people. Source: United Nations)

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

Unrivaled Global Reach in Ophthalmology

- 5 Research Centers
- 14 Manufacturing Plants
- 70 Operating Companies
- 40 Physician Training Centers
- 12,000 Employees
- 2,500 Sales Representatives Worldwide

International Sales Contribution


1993
US
64%
Ex-US
36%
2003
US
52%
Ex-US
48%

Reflects percentage of Alcon sales from the US and outside the US

Capitalizing on Global Infrastructure

- Global breadth provides unique competitive advantage
- Global registration of new products
- Global branding
- Leading the development of ophthalmology
- Direct sales and service vs. distributors
- Strong market growth in developing countries

Other Development Opportunities

Country	Population Age 65+
United States	37 Million
Russia	20 Million
India	58 Million
China	99 Million

(Source: United Nations)

Ophthalmology in Russia

	Today	Future
Cataract Procedures	220,000	1.5-2.0 Mill.
% With Modern Techniques	15-20%	90-95%
Glaucoma Diagnosis	800,000	3,000,000

Note: Based on internal estimates

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

Core Competencies in Eye Care

- Extensive relationships with physicians and researchers
- Most comprehensive product portfolio
- Unmatched research and development capabilities
- High quality manufacturing and technical service
- Broadest marketing, sales and distribution organizations
- Undisputed competitive leadership

Pharmaceutical Sales

#1 Global Share – 23%


CAGR = 16%
836
928
1,090
1,310
2000
2001
2002
2003

Franchise	US Share Position
Allergy	#1
Anti-Infectives	#1
Anti-Inflam.	#1
Combinations	#1
Generics	#1
Glaucoma	#3

(Millions of US Dollars)

Note: Share positions based on retail pharmacy audit data and internal estimates

Glaucoma Franchise Evolution

Travatan Filed in Japan in Q3 2004


Azopt (Japan)
Travatan (EU)
Travatan (US)
Azopt (EU)
$218
$256
$232
$224
$237
$245
$277
$350
$432
1995
1997
1999
2001
2003
(Dollars in US Millions)

Vigamox™ Conversion Trend




% of
Fluoroquinolone
Franchise
All Prescribers
100%
80%
60%
40%
20%
0%
56%
59%
61%
63%
65%
65%
67%
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Vigamox™
Ciloxan®

(US conversion trend for Vigamox™ and Ciloxan®)

Note: Conversion based on retail pharmacy audit data

Vigamox™ Share Performance

All Prescribers - Fluoroquinolones



33%
38%
29%
Vigamox™
Zymar
Other Including Generics

(US market share of Fluoroquinolones for the month of August 2004)

Note: Share positions based on retail pharmacy audit data

Branded Otic Share Performance

Market Share %

All Prescribers


30
25
20
15
10
23.6
25.8
28.7
22.7
19.8
18.2
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Rolling 12 2003
Rolling 12 2004

(US market share for CiproDex and Cipro HC combined)

(Cipro and CiproDex are trademarks of Bayer, AG licensed to Alcon by Bayer, AG)

Note: Share positions based on retail pharmacy audit data

Surgical Sales

#1 Global Share – 47%


CAGR = 8%
1,264
1,358
1,439
1,586
2000
2001
2002
2003

	US Share
Franchise	Position
IOL's	#1
Cataract/Vit.	#1
Refractive	#2

(Millions of US Dollars)

Note: Share positions based on industry data and internal estimates

AcrySof® Natural Conversion Trend



% of AcrySof®
Franchise
U.S. - Units
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
27%
29%
32%
33%
35%
36%
38%
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Natural
Conventional

U.S. - AcrySof® Share Performance


Market Share %
55
50
45
40
35
40.0
42.3
45.6
48.6
50.4
2000
2001
2002
2003
Q2 YTD 2004

(From industry and internal estimates)

Consumer Product Sales

#2 Global Share – 18%



CAGR = 4%
454
462
481
511
2000
2001
2002
2003

Franchise	US Share Position
CL Disinfection	#2
Artificial Tears	#2
Vitamins	#2

(Millions of US Dollars)

Note: Share positions based on retail audit data and internal estimates

Dry Eye Share Performance



Market Share %
Systane Launched (US)
25.0
20.0
15.0
10.0
19.5
18.5
19.5
21.4
2001
2002
2003
Q2 YTD 2004

(Alcon US share of total artificial tears over-the-counter market)

Note: Share positions based on retail audit data

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

Stable Sales Growth



$3.4 Billion
Compound Growth = 15%
$110 Million
1978
1983
1988
1993
1998
2003

Leveraging Global Operations


Sales
+9.5%
+13.2%
$2,748
$3,009
$3,407
2001
2002
2003


Operating Income
+19.5%
+24.9%
$589
$704
$879
2001
2002
2003

(US $ Millions - Reported Numbers)

Turning Profits into Strong Cash Flow

Net Earnings



+47.8%
+27.4%
$316
$467
$595
2001
2002
2003

Free Cash Flow



+45.6%
+28.8%
$394
$575
$740
2001
2002
2003

(US $ Millions)

(Free Cash Flow = Net cash from operating activities less net cash from investing activities)

Note: See reconciliation of non-GAAP measures to reported numbers

Q3 2004 YTD Sales Performance

Reported = +15.9%

Constant Currency = +12.0%


45%
40%
15%
45%
41%
14%
Q3 YTD 2003
Q3 YTD 2004
Surgical
Pharmaceutical
Consumer

Q3 YTD Growth %

Reported	Constant Currency
+ 15.7%	+ 10.7%
+ 18.6%	+15.8%
+ 9.3%	+ 5.8%

Note: See reconciliation of non-GAAP measures to reported numbers

Q3 YTD 2004 Adjusted EPS Performance


EPS = + 35.6%
$1.49
$2.02
Q3 YTD 2003
Q3 YTD 2004

(Excludes the $0.18 impact of tax settlements and tax credits recorded in Q2 2004.)

Note: See reconciliation of non-GAAP measures to reported numbers

2004 Full Year Financial Guidance

- **Sales range from $3.85 to $3.90 billion**
  - Healthy global growth across major product lines
  - Share gains from recent product launches
  - Less currency benefit
  - Ciloxan® expiration

2004 Full Year Financial Guidance

- **EPS range from $2.52* to $2.55***
  - Mix improvement from new products
  - Leveraging operating infrastructure
  - Increased promotional and R&D activity
  - Ciloxan® expiration

*Excludes impact of tax settlements and tax credits recorded in Q2 2004.

Note: See reconciliation of non-GAAP measures to reported numbers

Strategic Sales Growth Drivers

Aging Populations

Global Market Expansion

Target Sales Growth 8–10%

Market Share Gains

New Products

EPS Growth 1.5 – 2.0 X Sales Growth

Investment Dynamics

Large and Growing Markets

Innovation & Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance

R&D Investment



As a Percent of Sales
10.6%
10.8%
10.3%
$290
$324
$350
2001
2002
2003

Planned investment of $2.5 billion over the next five years

(US $ Millions)

Pharmaceutical R&D Pipeline


2004
2005
2006+
Status
Patanol® QD
Filed
Extravan™
Filed
Brimonidine/Polyquad
Filed
RETAANE™
Phase III
Patanol® Nasal
Phase III
15(S)-HETE (Dry Eye)
Phase III
Nepafenac
Phase III
Moxi/Dex
Pre-Clinical

Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond

Surgical/Consumer R&D Pipeline



2004
2005
2006+

	Status
AcrySert® Device	Filed
CustomCornea® Astig.	Filed
AcrySof® ReSTOR®	Filed
Discovisc™	Filed
CustomCornea® Hyper.	Advanced
AcrySof® Natural Toric	Advanced
New Irrigating Solution	Active
AcrySof® Phakic IOL	Early
New Vit/Ret System	Early
Systane® Next Gen.	Advanced
New CLC Solution	Advanced

Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond.

Cataract – A Critical Market Segment

- Most common surgical procedure (9 million annually)
- Largest product franchise with high gross margin
- Strong demand increase due to aging population and growth in developing countries

AcrySof Intraocular Lens Platform

AcrySof Platform Development

AcrySof Multi-Piece



- High refractive index
- Biocompatible
- Superior safety profile
- Reduced PCO

AcrySof Single Piece



- Smaller incision
- Controlled delivery
- Durable Haptics
- Stable Positioning

AcrySof Natural



- Bonded chromophore
- Mimics natural lens
- Filters blue light
- Color vision unaffected

Healthy Human Crystalline Lens Over Time

6 months

8 years

12 years

15 years



47 years



60 years



70 years



82 years



90 years

*Photos from Lerman S. Radiant Energy and the Eye. New York: Macmillan, 1980

Blue Light Damage Mechanism

Lipofuscin accumulates in aging retinal cells

↓ **Blue Light**

Oxidation of lipofuscin in retinal cells

↓

Production of free radicals

↓

DNA Disruption →



Retinal cells experience apoptosis and cell death

Source: Winkler BS, Boulton ME, Gottsch JD, Sternberg P. Oxidative damage and age-related macular degeneration. Mol Vis 1999 Nov. 3; 5: 32

Transmission of Light



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
% Transmission
350
400
450
500
550
600
650
700
750
Wavelength (nm)
AcrySof® Natural Lens (Approximates 20-30 Year Old Lens)
Human Crystaline Lens, Age 4 Years*
Human Crystaline Lens, Age 53 Years*
Pharmacia CeeOn 911A, +20D
AMO AR40E, +20D
Alcon MA60BM, +20D
AMO PhacoFlexII SI40NB, +20D
Alcon SN60AT, +20.0 D

AcrySof® ReSTOR® IOL



*Investigational device currently under review by the USFDA

- Optical vs. mechanical accommodation
- Apodized diffractive/ refractive design
- Balances near and distance light energy independent of pupil size
- Optimal management of light decreases visual disturbances

Providing Better Distance and Near Vision


20/25 or better Distance AND J2 or better Near
% of Subjects
100
80
60
40
20
0
84.3
22.7
(p<0.0001)
92.4
15.9
(p<0.0001)
95.4
94.7
Uncorrected
Distance Corrected
Best Corrected
ReSTOR (N=457)
Monofocal (N=157)

AcrySof® ReSTOR® Clinical Results



Visual Disturbances
Mean Ratings
0
1
2
3
4
5
6
7
ReStor
Monofocal
Glare/Flare
Night Vision
Color Perception
Halos
Distorted Near Vision
Distorted Far Vision
Blurred Near Vision
Blurred Far Vision
Double Vision

Overall Spectacle Wear

Portion of Time Wearing Glasses



Binocular Post-Op
80
70
60
50
40
30
20
10
0
% Subjects
ReStor
Control
Never
Sometimes
Always

Continue Building Superior AcrySof® Platform

Future

- Smaller Incision IOL's
- AcrySof® Phakic
- AcrySert™
- AcrySof® Toric

Today

- AcrySof® ReSTOR®
- AcrySof® Natural
- Single Piece Technology
- AcrySof® Material

Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
DuoVisc
Alcon


Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon